OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Baja United Imports, Inc.

**3183-C Airway Avenue
Costa Mesa, CA 92626**

www.bajaunitedgroup.com



2000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 61,593* shares of common stock ($307,965)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of common stock ($10,000)

Company	Baja United Group
Corporate Address	3183 Airway - C, Costa Mesa Ca 92626
Description of Business	Importer of Beer and Wine
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$100.00

Perks*

$500 investment will receive 5% off the retail price of up to $2,000 in future *wine* orders.

$1000 investment will receive 10% off the retail price of up to $2,000 in future *wine* orders.

$5000 investment will receive 20% off the retail price of up to $2,000 in future **wine** orders.

*All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Baja United Group will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

The Company is designed to import beer and wine from Baja California, where there is common interest to build a sustainable business and a foundation of charity. The Valle De Guadalupe is arguably one of the most unique trending areas for wine expansion and growth. It is our desire to leverage the current demand in the United States for the importation of Baja Wines while utilizing our existing relationships from previous business ventures.

Sales, Supply Chain, & Customer Base

Baja United Group already has been working with Youngs Market Company for over 7 months now. We have received 9 Purchase orders for over 1000 cases worth of wine. They are the largest distributor in the United States to bring on 5 products from our portfolio. We have over 40 years of Industry experience on our team working with distributors in the United States with recent ties to Young's Market Company ("YMCO"). We personally know the executive team at YMCO that will be leading the charge on Baja Wines. At the beginning of April, Rick Gillis, President of YMCO and Matt Fraser VP of Sales for YMCO took a personal tour of our winery partners do to the importance of the category and ability to grow in the USA. In addition to the Baja United experience on the distribution side, we have also sought counsel from some leading experts in e-commerce wine sales that are direct toconsumer. We will be utilizing the proven sales program of VIN65 that success fully represents wines from around the world. We believe that this business model and partner will represent over

25% of our total sales by the first year of operation.

Competition

Baja United has identified that the majority of wineries in the Valle De Guadalupehave "Hand Shake" agreements with the US importers based in California. These importers specializes in mass importation with little emphasis on brand building and distribution. It would be our goal to gain contractual obligations from these wineries

in the future. We already have three major wineries under contract with several more willing to work with us.

Liabilities and Litigation

Baja United Group, LLC, our sole stockholder has advanced us $15,000. The loan accrues interest at 5% per annum and is payable on demand.

Baja United Imports (BUI) sole business is to import and distribute beer and wine in the United States. BUI is partnered with Baja United Group as the majority shareholder in the company under contract. The purpose of Baja United Group is to market the brands of both business entities, raise capital, and capture 8% of profit from BUI for distribution to Orphanages.

The team

Officers and directors

Jim Riley	Co-Founder, President, & Director since February 2017
Eric Morley	Co-Founder, CFO, CMO, & Director, since May 2017
Jeff Bentley	Co-Founder & Executive Creative Director, since May 2017

Jim Riley
As former Chief Executive Officer for Intersect Beverage, Jim Riley led all distillery operations, dis-tribution partnerships, public relations, sponsorships and marketing programs from April 2009 unitil Jan 2017. Jim provides executive leadership and strategic counsel to clients and partners in various capaci-ties, complemented by over 20 years of branding, communications, crisis management, public relations, marketing and investor relations both the private and public sector. Prior to Intersect Beverage, Jim spent nearly eight years at Ketel One Vodka as Vice President of Public Relations and Events. While there he had oversight of various communications programs and worked with the individual divisions' public relations staff. He was also was a liaison to supporting agencies and sales divisions and interfaced with regional managers and directors. Working closely with internal operating units; Jim developed a communications agenda that supported the business strategies of the company's sales and marketing divisions. He also worked closely with the industry's trade associations while serving as company spokesperson for shows and events. He also instituted

model philanthropy programs and continues to inspire oth-ers with his charitable efforts.

Eric Morley

Eric Morley leads the company in bringing his vision of unique and fresh perspectives in multichannel communications and advertising. After 20 years in the industry, as CEO since 1998, his passion, expertise and continued focus speak very highly in supporting his client's business sales growth. Eric's consultative approach to messaging communications results in brand achievement; with the right tools they can tell a story and resonate with customer. The Blue C team is comprised of a select group –Eric believes in order to accomplish the expertise in this industry it is necessary to count on experienced people; account supervisors, project managers and creators who have successfully assisted brands across numerous industries to convey their messaging in culturally relevant ways. The dedication among this group is with Morley's direction in building and refreshing brands by connecting them with target buyers through objective initiatives, decisive strategy and effective creative solutions. Eric has worked with the best -well-recognized company leaders such as Seagram America, Monster Energy, AzuniaTequila, Absolute Vodka, Captain Morgan Spiced Rum and Patron Tequila. Consulting on brand development, positioning and activation for other giant brand leaders include Toyota, MINI, Hyundai, Irvine Company, Segway, Kawasaki and Honda. Eric is highly experienced with on-premise, off-premise and on-site promotional strategies as well as distribution strategy growth and communications In addition to Blue C Advertising, he is dedicated to building the "Blue C Cares" program that focuses on three pillars: Caring for the Community, Those in Need, and Caring for the Next Generation Through Mentorship. Key examples of giving back and near and dear to him, is the "Wahoo's Baja Support Run", now in it's seventh year, which helps support orphanages with food and supplies in Baja, Mexico and "Club Dust", which builds homes in the Tecate boarder region. With an eye towards our next generation -Eric is also an adjunct professor at Concordia University in their Masters program and actively lectures at colleges on the topic of marketing and brand development strategies.

Jeff Bentley

As Creative Director and Co-Founder of Blue C Advertising since 1997, Bentley thrives on building brands and getting them going. He's worked for over 20 years as a creative and business leader in many business sectors, developing impactful campaigns designed to exceed each client's business objectives. In his own words about creative, "For me, it's about being authentic and having the desire to be bold and challenge the status quo." His passion for craftsmanship has been featured in numerous broadcast and print mediums showcasing his strengths in brand development and storytelling. Bentley not only designs effective marketing campaigns, but he also helps brands establish a soul while staying culturally relative along the way.

Number of Employees: 3

Related party transactions

The company licenses the "Baja United" brand from Baja United Group, LLC, which, prior to the offering, is our majority shareholder. Jim Riley and Eric Morley who serve as our officers and directors, are the majority owners of Baja United Group, LLC. Under the license agreement, we are required to pay Baja United Group a royalty equal to 8% of our gross revenue. In addition, any brands, trademarks, logos and copyrights developed and used in connection with our business shall be deemed owned by Baja United Group, LLC, and subject to the license agreement. "Blue C Advertising, which is owned by Jeff Bentley, a director and our Executive Creative Director, and Eric Morley, a director and our Chief Financial Officer and Chief Marketing Officer, has loaned us $16,500, which does not accrue interest and is due on demand. Eric Morley has separately loaned us $2,500, which loan does not accrue interest and is due on demand. In addition, Eric Morley and Jeff Bentley are members and managers of Baja United Group, LLC, our majority stockholder. management pays for expenses on behalf of the Company. These amounts are included in accounts payable – related party in the accompanying balance sheet. During 2017, two members of the Company's management team loaned aggregate proceeds of $19,000. The notes are non-interest bearing and due on demand. Baja United Group, LLC, our majority stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business. Such competing lines of business may include marketing, selling and/or distributing other lines of beer and alcoholic beverages which do not incorporate or use the Baja United brand. Baja United Group, LLC, and our officers and directors, are currently contemplating a joint venture to bring a line of beer into the marketplace branded with a third party brand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $307,965 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.
- **Terms Of Subsequent Financings May Adversely Impact Your Investment.** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower share price.
- **Demand Is Uncertain.** We are uncertain whether consumers will accept our beverages and, therefore, of the actual demand for our products. The lack of

demand may materially and adversely affect our business prospects, operating results and financial condition.

- **Our Success Is Highly Dependent On Our Current Management.** Our success depends in significant part on the continued services of our current management team, namely Eric Morley and Jim Riley. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

- **Failure to Maintain a Positive Reputation.** A positive reputation with consumers concerning our products is important in attracting and retaining customers who have a number of brands from which to chose. To the extent our products become perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.

- **The Beverage Industry Is Highly Competitive.** The beverage industry is highly competitive. We compete with numerous domestic and imported spirtis vendors and distributors of wine and other alchoholic beverages, many of which are significantly larger and have greater resources than us, and already have established customer bases. We believe that our ability to compete effectively depends upon our ability to build our reputation, our flexibility in responding to market demand and our ability to effectively manage our brands and offer consumers high quality wines and other alcholic beverages at competitive prices.

- **Risks Of Borrowing.** We may need to seek credit facilities or loans from banks or private lenders. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.

- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability And Liquidity.** Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Doing Business in Mexico may cause problems and present risks.** Our business model is to import wines and other alcholic beverages from Mexico and distribute them in the United States. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, and problems enforcing agreements. A failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

- **Baja United Group, LLC, our sole stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business, which could have an adverse effect on our sales.** Baja United Group, LLC, our sole stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business. Such competing lines of business may include marketing, selling and/or distributing other lines of beer and alcoholic beverages which do not incorporate or use the Baja United brand. Baja United Group, LLC, and our officers and directors, are currently contemplating a joint venture to bring a line of beer into the marketplace branded with a third party brand. If we engage in these competing lines of business, it could impact our sales and have an adverse effect on our business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Baja United Group LLC, 97.63% ownership, Common Stock
- Jim Riley, 47.06% ownership, Membership Interest in Baja United Group LLC
- Eric Morley, 40.0% ownership, Membership Interest in Baja United Group LLC

Classes of securities

- Common Stock: 2,048,407

Common Stock. The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 2,048,407 shares currently outstanding.

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

 Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the Delaware Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

To date we have seen a sturdy flow of Purchase Orders from Youngs Market Company. They have ordered over 1000 cases of wine to facilitate sales in over 100 new accounts both on and off premise. We have seen major players place orders with us. Those accounts would be: Vons Pavilion, Costco, Whole Foods, Northgate Markets, Sprouts Market, LGs Steak House, Javiers Cantina, Mercado Mexican restaurant Chain, and more.We do not expect a slow down based on the current sales team momentum and education of the brands available for sale. We have been invited to present our brand at 6 wine specific events for YMCO and over 12 General Sales Team meetings around Southern California.

Gross revenue for fiscal 2017 was $22,233, as we started generate revenue in July 2017. Operating expense for fiscal 2017 were $176,055 and were primarily attributed to start-up expenses, legal and consulting fees. As a result, we had a net loss of $161,106 for fiscal 2017.

Baja United has received some substantial press recently in highly acclaimed publications and podcasts. We recently had a feature in the LA Times Newspaper (Daily Pilot version) and online. This served as a sales mechanism for several new accounts with Vons Pavilion being the most notable.

As Baja United grows the offering into the Craft Brew category, we already have a commitment to buy and sell from YMCO. We will be focused on the Latino demographic working with merchandising team around Southern California. We are also partnered with a trendy brand called "I Love Michalada's" for the LA beers festival over the summer months.

In terms of revenue growth, we anticipate to continue or stride with purchase orders from YMCO and grow the bottom line. Each order has come on a more regular basis and growing in size. The craft beer will add additional revenue in the projection. We also have looked into the expansion of merchandise due to growing requests for apparel and support items. We are in discussion with a Mexican Coffee roaster to add to our merchandise portfolio due to its high profit margin.

Financial Milestones

We plan to market and sell our wine primarily online, but to also distribute and sell to retail locations.

Our key milestones include the following:

June 2018 – Dec 2018

- ● Increase ecommerce presence and sales accounts.

- ● Increase distribution to 500 accounts

- ● Increase ecommerce customer data base

  Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones,unforeseen circumstances could arise or circumstances may currently exist that we donot contemplate. Such circumstances may delay completion of one or more of themilestones described above, and/or require us to raise additional amounts to sustainus until we are able to achieve profitability. If we are unable to raise all the funds weare seeking to raise in this offering or any additional funds we may require, we may berequired to scale back our development plans by reducing expenditures forconsultants, marketing efforts, and other envisioned expenditures. This could hinderour ability to expand operations and sales.

If management is unable to implement our proposed business plan or employalternative financing strategies, it does not presently have any alternative proposals.In that event, investors should anticipate that their investment may be lost and theremay be no ability to profit from this investment."

Liquidity and Capital Resources

As of January 1, 2018, we had $104,199.01 in cash.

To date, we have funded primarily with a$19,000 loan from the Company's principal stockholder. We have raised $227,035 in our first Regulation CF campaign. In addition, certain expenditures to date have been paid by the executive team for future reimbursement as a general business practice. We have raised $227,035 in our first Regulation CF campaign.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 12 months without any additional infusions of capital. Even if we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

Baja United Group, LLC, our majority stockholder has advanced us $19,000. The loan accrues interest at 5% per annum and is payable on demand.

Recent offerings of securities

- 2017-11-14, Regulation CF, 45407 Common Stock. Use of proceeds: Monthly Operating Budget including, salaries, T&E, marketing activities, office space, support teams, event activities, legal and accounting.

Valuation

$10,242,035.00

The valuation of the company was determined by several factors in the wine and spirits industry. The major contributing factor is the immediate approval from Youngs Market Company to carry Baja United products. Those products include: Monte Xanic

Wines, Santo Tomas Wines, El Cielo Wines, and a private label Craft Beer. Along with the distribution agreement, YMCO opened up the relationship with a purchase order. we are now on our 11th PO from YMCO in under one year of distribution. YMCO continues to be an industry leader in brand building and distribution in over 9 states. The President of YMCO recently visited the Valle De Guadalupe to confirm their investment in the distribution of wines from Baja. This is a long term arrangement. The second major contributing factor is the actual contracts with 3 of the top wineries in the Valle De Guadalupe. Baja United has been selected by Monte Xanic, Santo Tomas, El Cielo to import and distribute their wines on a national level. These contracts will be the most sought after deals as the Valle continues to gain international exposure. The third major factor is the experience of the team and the deep relationships they have in the industry. In 8 short months of distribution the business has already garnered over 150 new accounts selling and pushing Baja Wines.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$307,965
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$18,477
Professional Fees	$5000	$10,000
Net Proceeds	$4400	$275,400
Use of Net Proceeds:		
R& D & Production	NA	$47,000
Marketing	$3500	$50,000
Working Capital	$1000	$178,400
Total Use of Net Proceeds	$4400	$275,400

We are seeking to raise a minimum of $10,000 (target amount) and up to $307,965 (over allotment amount) in this second offering through Regulation Crowdfunding.If we manage to raise our over allotment amount of $307,965, we believe the amount will last us 12 months and plan to use the net proceeds over the course of that time as set forth above. The proceeds will be used for the following Monthly Operating Budget that will include:

Salaries - Two employees at fair market value

T&E - limited travel to Baja and entertaining potential customers

Marketing Services - Social Media, Print materials, Promotional items, Video projects, Product Samples, Photography, Creative work

Office Space/Storage - Licensed wine storage

Event Activities - Samples, Displays, entry fee's

Accounting - Basic fee

Traffic Coordination - Beer and Wine shipping and compliance. salaries,

 In addition to the previously listed, the proceeds will be use for inventory purchases and storage. In order to take advantage of preferred pricing on beer and wine, we are also seeking to maximize shipping.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payback.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

 The Company filed its 2017 Annual Report late.

Annual Report

The company will make annual reports available at www.bajaunitedgroup.com in the "Investor Relations" tab labeled Annual reports. The annual reports will be available within 120 days of the end of the issuers fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Baja United Imports, Inc.

[See attached]

BAJA UNITED IMPORTS, INC.

FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2017

*Together with
independent accountants' review report*

dbbmckennon

Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Baja United Imports, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Baja United Imports, Inc.
Costa Mesa, California

We have reviewed the accompanying financial statements of Baja United Imports, Inc. (the "Company"), a Delaware Corporation which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' equity and cash flows for the period from May 11, 2017 ("Inception") through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

[signature]

Newport Beach, CA
April 25, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

BAJA UNITED IMPORTS, INC.
BALANCE SHEET
(unaudited)

		December 31, 2017
Assets		
Current assets:		
Cash	$	110,154
Accounts receivable		13,755
Inventory		14,708
Total current assets		138,617
Total assets	$	138,617
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	11,891
Accounts payable - related parties		44,784
Accrued liabilities		171
Related party advances		19,000
Total current liabilities		75,846
Total liabilities		75,846
Commitments and contingencies (Note 3)		-
Stockholders' Equity:		
Common stock		205
Additional paid in capital		223,672
Retained earnings		(161,106)
Total stockholders' equity		62,771
Total liabilities and stockholders' equity	$	138,617

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENT OF OPERATIONS
(unaudited)

	From Inception to December 31, 2017
Revenues	$ 22,233
Cost of revenues	7,284
Gross profit	14,949
Operating Expenses:	
General and administrative	171,443
Sales and marketing	4,612
Total operating expenses	176,055
Net loss	$ (161,106)

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Par Value			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founder shares	2,000,000	200	-	-	200
Stock-based compensation	3,000	-	15,000	-	15,000
Common stock issued for cash	45,407	5	227,030	-	227,035
Offering costs	-	-	(18,358)	-	(18,358)
Net loss	-	-	-	(161,106)	(161,106)
Balance - December 31, 2017	2,048,407	$ 205	$ 223,672	$ (161,106)	$ 62,771

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	From Inception to December 31, 2017
Cash Flows from Operating Activities	
Net loss	$ (161,106)
Adjustments to reconcile net loss to net cash Provided by operating activities:	
Stock-based compensation	15,000
Changes in operating assets and liabilities:	
Accounts receivable	(13,755)
Inventory	(14,708)
Accounts payable	11,891
Accounts payable - related parties	44,784
Accrued liabilities	171
Net cash used in operating activities	(117,723)
Cash Flows from financing activities	
Related party advances	19,000
Proceeds from founders' shares	200
Proceeds from sale of common stock	227,035
Payment for offering costs	(18,358)
Net cash provided by financing activities	227,877
Increase in cash and cash equivalents	110,154
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 110,154
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Baja United Imports, Inc. was incorporated on May 11, 2017 ("Inception") in the State of Delaware. The financial statements of Baja United Imports, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California.

The Company is designed to import beer and wine from Baja California, where there is common interest to build a sustainable business and a foundation of charity. The Valle De Guadalupe is arguably one of the most unique trending areas for wine expansion and growth. It is our desire to leverage the current demand in the United States for the importation of Baja Wines while utilizing our existing relationships from previous business ventures.

Going Concern and Management's Plans
We have relied on advances from our founders and an equity offering under Regulation Crowdfunding to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with capital on hand and additional debt and/or equity financing as determined to be necessary. The founding shareholders also have resources available if needed to continue with operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

See accompanying independent accountants' review report

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has only recently commenced operations and only started generating revenue. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: international trade disputes, alcohol laws, availability of intended product, product pricing instability, and competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. When necessary, the Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2017, the Company had no allowance for doubtful accounts recorded.

Inventory
Inventory is valued at the lower of cost or market, as determined primarily by the average cost inventory method, and are stated using the first-in, first-out (FIFO) method. Management will record a provision for loss for slow moving or spoiled inventory to reduce carrying amounts to net realizable value.

Offering Costs
The Company accounts for offering costs in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, all deferred offering costs were charged to stockholders' equity upon the close of the Regulation Crowdfunding offering (see Note 4).

Revenue Recognition
The Company will recognize revenues from the sale or distribution of imported wine, beer, or spirits (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

See accompanying independent accountants' review report

The Company measures compensation expense for non-employee stock-based compensation under ASC 505 Equity. The fair value of the shares issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. Upon formation, we issued 2,000,000 shares of common stock to Baja United Group, LLC for total consideration to be paid of $200.

On July 13, 2017, the Company filed a Regulation Crowdfunding offering through a registered funding portal, StartEngine Capital, LLC, who was entitled to 6% of the proceeds raised. The Company was also responsible for other offering costs. Shares of the Company's common stock were offered at $5.00 per share of common stock. The offering was closed in November 2017. During the offering, the company sold 45,407 shares of common stock for aggregate proceeds of $227,035. From the total proceeds, $18,538 was paid for offering costs. Included within the total raise is $10,000 invested from two of our officers.

During 2017, the Company issued 3,000 shares of common stock to three individuals for services. The Company recognized stock-based compensation of $15,000 based on the value the shares were being sold at in the above offering, which is included in general and administrative in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time-to-time, the Company's management pays for expenses on behalf of the Company. These amounts are included in accounts payable – related party in the accompanying balance sheet.

During 2017, two members of the Company's management team loaned aggregate proceeds of $19,000. The notes are non-interest bearing and due on demand.

NOTE 6 – INCOME TAXES

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions.

As of December 31, 2017, the Company had net deferred tax assets, primarily from net operating loss carryforward of $57,000, net of a full valuation allowance for a like amount. The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2017, the Company had federal and state net operating loss carryforwards available to offset future taxable income of approximately $146,000, which may be carried forward and will begin to expire in 2037.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 25, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Baja United Wine is pending **StartEngine Approval.**



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Baja United Wine

Importer of Beer and Wine from Baja

Small OPO · Costa Mesa, CA · Food & Beverage
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share




CLARA
HECHO EN B C MEXICO
IMPORTADA DE MEXICO
BAJA
UNIDOS
CERVEZA
CERVEZA/BEER
12 FL OZ

Live and Invest with Purpose

Invest in Baja United Group

Baja United Group seeks to launch its beer platform to complement the wine imports from Baja. In particular, we've focused our attention on the wines of the Valle de Guadalupe for the last eight months, and now it's time to ramp up our efforts on the craft brew that we sought to expand within our portfolio.

But, there's more to the story than that. **Baja United Group is an importer that seeks to build a sustainable business that can return charitably to the region.**

In recent years, www.visitcalifornia.com has had this to say about craft beers: "With nearly 500 breweries statewide (and probably more by the time you read this), it's safe to say that the craft beer movement isn't just booming in California, it's BOOMING—capital letters intended. From the state's northernmost stands of coast redwoods, south to the sun-scorched Mojave Desert, the craft beer movement has reached every corner of the Golden State. Even serious wine-producing regions like Napa Valley now tout their latest microbreweries, to say nothing of San Diego and other cities that have become synonymous with great craft beers at appealing brewery destinations."

Baja United Group's team of executives marry together years of experience with some of the most recognizable brands in the marketing, advertising, and food-and-beverage industries, including Blue C Advertising, In-n-Out Burger, Ketel One, Azunia Tequila, Monster Energy, Tecate Beer, and Cro Beer. This experienced team seeks to bring the finest products to the forefront of today's consumer demands.

The craft beer category of Southern California is primed for incredible growth, and Baja United Group's experienced executive team is uniquely qualified to assist them realize their potential.

But we're not just looking to capitalize on the hard work and creativity of Valle de Guadalupe's artisans and craft beer. For us, **Baja United Group presents an opportunity to give back to a region that has given us so much.**

Baja United Group will be a sustainable business that provides consistent,



12 CANS

ongoing and substantial funding for the Valle de Guadalupe's numerous orphanages and other charities. We are working directly with the Corazon De Vida Foundation in Irvine, California. They have been supporting Baja orphanages for over 20 years. **Invest in Baja United Group today and become part of a growing brand that lives with purpose!**

The Offering

Investment

$5/share of Common Stock | When you invest you are betting the company's future value will exceed $10.5M.

Perks

$500 investment will receive 5% off the retail price of up to $2,000 in future wine orders.
$1000 investment will receive 10% off the retail price of up to $2,000 in future wine orders.
$5000 investment will receive 20% off the retail price of up to $2,000 in future wine orders.
**All perks occur after the offering is completed.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

A business with a purpose...



*Our founding principle is to create a business that can unite the brewing spirit and vineyard treasures of Baja with consumers of the United States. By doing so, **we aim to promote and cultivate Baja and to enrich the lives of the children in local orphanages.***

The Formation of Baja United Group

The Formation of Baja United Group

The co-founders of Baja United Group are Jim Riley, who was previously the founder of Intersect Beverages and Azunia Tequila. Eric Morley currently with Blue C Advertising Agency. Both have over 25 years of senior level marketing and business development experience resulting in driving business growth and profitability. Jim and Eric have spent many years involved in the myriad of treasures that Baja California and the Valle de Guadalupe have to offer.

Participating in both surfing and off-road racing events in the region -- like the Baja 1000 -- both **Jim and Eric have become intimately associated with the region's various winemakers and breweries**, as well as numerous charitable efforts. In particular, both sought to give back to the region by assisting the Valle de Guadalupe's orphanages, such as Rancho El Milagro.



Through their experiences in the region, **Jim and Eric see an opportunity to combine their experiences, connections, and passions into one *united* effort.** With that, the Baja United Group was enthusiastically created.

First, **Baja United Group seeks to bring American and ultimately international attention to Valle de Guadalupe's wineries and breweries** by building strong connections with the wine and beer drinking community. **In doing so, it is their hope that they can help promote the economic prosperity of the region.**

Most importantly, the company wishes to build a sustainable business that can give back charitably to this incredible region. There are so many children in the local orphanages that need help. **Your investment will allow for these orphanages to provide the basic daily necessities for these young children.**

"Craft brewers are beacons of innovation, revitalization and collaboration."

Watson

Craftbrewingbusiness.com

Baja United Group

A Team with Proven Experience

Baja United Group's team of founders and executives possesses decades of shared experience in:

- B2B Sales and On/Off Retail Sales
- Club/Mass/Merch
- Marketing
- Social Media
- Advertising
- Merchandising
- Direct-Store Delivery
- Wholesaler and Distributor Relationships
- Sponsorships
- Philanthropy



About the Valle de Guadalupe





"The Next Napa"

Los Angeles Times

Amazing Vintages, Incredible Flavors



As a winemaking region, Valle de Guadalupe is unlike any other in the world. Its unique terroir yields grapes and vintages that explode with flavor and that are often surprising to and entirely intoxicating for even the most experienced wine drinkers.

But, it's not the just the natural environment that yields varietals that are distinct from others that many have experienced. **The region's vintners have a flair for experimentation and creativity, yielding collections of new and exciting blends that are as daring as they are lacking in pretense.**

With wine drinkers looking for more memorable experiences, the Valle de Guadalupe's winemakers are uniquely poised to deliver.

"Millenials answer the call of Mexican wine country."

New York Times, April 2017

Promoting the Region

Through the sales and distribution of various Valle de Guadalupe wines and beers, Baja United Group will also promote the valley itself. **We believe that travelers and adventurers should have the opportunity to explore this one-of-a-kind region as we have.**

Through tours of the region's wineries, **we believe that the Valle de Guadalupe can become a popular destination on par with California's Napa Valley.**

We plan to focus upon millennials, who are aren't just looking for the next big thing. They're looking for brands and products that are artisanal, eco-friendly and socially conscious.

Craft brewing has been a proven boon to the economy. The craft brewers' contribution to the US economy was 67.8 Billion in 2016, a 21.7% increase from 2014.



Distributing Beer & Wine

Bringing the Flavor of Valle de Guadalupe to the U.S. and Beyond

Bringing the Flavor of Valle de Guadalupe to the U.S. and Beyond...

As we continue to partner with different brewers and winemakers in the region, we are continuing to bolster our selection:

Baja United Lager

We're not just working with the best wineries in Valle de Guadalupe either. We're also working with some truly amazing breweries in order to bring unique and exciting beers with big, bold flavors to the American market.





Baja United Pale Ale

In addition to our debut lager, we will also be introducing a private label Pale Ale into the American market. Like our wines, these two offerings are only just the beginning of what Baja United Group will be offering.

Monte Xanic - Sauvignon Blanc

Crisp on the nose, highly intense and with notes of tropical fruit (guava, soursop, passionfruit, pineapple and mango), fresh citrus (lime and grapefruit), as well as freshly cut herbs and light orange blossom, this vintage possesses quality and a persistent aroma.





Monte Xanic - Cabernet Sauvignon

This crisp and bright red has an intense aroma of blackberries and red fruit on the nose. With a gentle mouthfeel, this cabernet sauvignon has a round body and soft tannins and finishes with notes of white pepper, cacao and dried chili peppers.

"An unexpected wine sanctuary in Baja California"

Los Angeles Times, April 2017

Las Nubes - Kuiiy

Possessing a medium- to high-intensity taste, this dry and pleasant wine possesses a balanced acidity. A long-standing fresh wine, its good body and fruity aftertaste confirm its aromatic aspects and elegance.





Las Nubes - Cumulus

This luscious vintage demonstrates the high level of quality that's coming out of the Valle de Guadalupe. A blend of 50-percent Grenache, 40-percent Carignan, and 10-percent Tempranillo, it is full bodied with firm, balancing tannins.

"Is Baja finally uncorking wine success?"

San Diego Union Tribune, March 2016

Vena Cava - Big Blend

As a blend of 25-percent Syrah, 25-percent Cabernet Sauvignon, 19-percent Petite Syrah, 17-percent Zinfandel, and 14-percent Grenache, this wine possesses a deep ruby-red color with soft highlights of red fruit, blackberries and plums in the nose.





Vena Cava - Cabernet Sauvignon

A cross between red Cabernet Franc and white Sauvignon Blanc grapes, the deep, rich flavors of the best Cabernet Sauvignon make this exciting variety a popular choice for red-wine drinkers of all stripes and affinities.

Baja United Group's Values



We know that the beer and wine of Valle de Guadalupe is going to make a strong impression on American and international audiences. But, we're more than just a distributor for this region's craft breweries and winemaking artisans; **we're a company that believes firmly in creating a community of high moral fiber both within itself and also surrounding its brand...**

That's why it's our mission to...

Be adventurous, creative and open-minded.

Build open and honest relationships.

Create a positive team and family spirit.

Help others.



WE ALL HAVE A TASTE FOR ADVENTURE. TO UNEARTH PLACES THAT WE HAVE NEVER SEEN BEFORE. WE COME TOGETHER TO FIND OURSELVES AND UNLOCK THE BOUNDRIES OF DISCOVERY. TO ENDULGE IN LIFE AND GET A LITTLE DIRTY ALONG THE WAY. THIS IS BAJA UNIDOS. A UNIQUE PLACE OF HISTORY. TASTES. PEOPLE AND MYSTERY. IT IS THE LAST FRONTIER. THIS IS ABOUT REFESHING THE SOUL AND LIVING FREE EVERYDAY. THIS IS BAJA. **BAJA UNIDOS.**



Great just isn't good enough.

Live with a purpose.

Revel in your work.

Be Humble.

The Importance of Giving Back

Charity Is at the Core of Baja United Group's Mission



There's no denying the quality of the vintages offered by the wineries of Valle de Guadalupe. We're confident that their unique qualities and flavors, as well as the authentic character of the wineries and breweries who have produced them, will make them a hit with wine and beer enthusiasts the world over.

But, what really matters to us at Baja United is giving back to this incredible region. Our team members have a 20-year track record supporting orphanages in Baja California on a regular basis.



It is our mission to create a sustainable revenue stream that can support these orphanages and other charitable endeavors. A portion of all Baja United Group's proceeds will go to these efforts. We believe that we can provide the much-needed supplies to these orphanages and other charities, all while working in partnership with each property.

Amazing Growth Potential

An Exciting New Frontier for Beer and Wine



In only a short time, **Baja United Group has generated incredible interest from the fourth-largest distributor in the United States.** We expect that this distributor will be working with us directly to bring some of Valle de Guadalupe's most exciting beers and wine to the American market.

In addition to the incredible experience our team possesses, **we're also working with some of the United States' leading minds when it comes to e-commerce.** Direct-to-consumer sales will be a pillar of our business and will be powered by the proven VIN65 sales program.

Ultimately, though, it is our incredible wines, beers and experiences, along with our brand's absolute commitment to public service in the Valle de Guadalupe, that will allow us to enjoy incredible success over the many years to come.

"Mexico has its own wine country -- and it's amazing!"

Bloomberg, August 2016

Looking Into the Market

Baja United Group Is Well Positioned

Trends in Wine

Wine and spirits are competing for $200 Billion annually in consumer spending. Consumers spend $30 billion annually on wine and $101 Billion on beer annually. This gives us an indicator or where this business is heading and why now is the right time to import products to continue stimulating the US Market.



- The majority of wine growth is in the **$20 - $30 price range** according to Nielsen data, total all outlets.
- The sources of wine growth currently are in the $9 plus range with significant volume and the 20+ ranges.
- 44% of all new wine items in the last two years have been between $9 - $15 and increasing.
- Current online trends show that **female drinkers prefer Chardonnays in the $35 price range** as one of the top selling items.
- Blends tend to be leading the way and gaining in popularity. **40% of all new items in 2013-2015 are blends.** The wine blends are attracting traditionally less developed wine drinkers that are opening doors to new consumers. Top reasons for buying blends: Great way to experiment, more interesting, better value, taste better, trendy amongst Millennial. (Data captured from Danny Brager at Nielsons)

$67.8 Billion   **+21.7%**   **500+**   **$73.4 Million**

Size of the U.S. Craft Beer Market (2016)	Growth of U.S. Craft Beer Market Since 2014	Number of Craft Brewers in California	Charitable Donations from U.S. Craft Brewers (2016)
Source: Craftbeer.com	*Source: Craftbeer.com*	*Source: Visit California*	*Source: Craftbeer.com*



Trends in Demographics

Millennial Audience

Generations are distinctly different. Millennials like to explore new products, **strongly prefer sweeter wines,** and enjoy introducing others to their favorite brands, willing to pay more for products/services committed to a positive social and environmental impact.

Millennials requires every industry to think differently: always connected, techno-savvy, multi taskers, positive, optimistic, social minded, green minded, self confident, most educated, very diverse and accepting, more liberal, self expressive, embrace personalization, love to capture life and share, crave feedback if it's good. *(Nielsen)*

Hispanic Audience

Hispanics, due to their expanding demographic and economic clout and propensity to mix and merge with others even as they seek to sustain their own cultural moorings, are key players in the reimagining of America. (*www.americareimagined.com*)

- Los Angeles is the largest Hispanic market in the US at 52.2% of the population in the 21-34 age category.
- As of the most recent US census, 85% of total US population growth was multicultural: Hispanics 56%, African Americans 16%, Asians 11%
- Minority births now out number non-Hispanic whites.
- 74% of total US workers will be Hispanic between now and 2020.
- In top 100 US Metro areas Hispanics, African Americans, and Asians make up a majority of under 18 population. Hispanics in CA is 52%, Texas 49% (US Census, The Bookings Institute for above data)
- The combined buying power of ethnic Americans is growing exponentially faster then other Americans — $456 billion to $560 billion in 1990 to $3.0 trillion in 2013. *(Nielsen)*

On the Precipice of Something Great

A Bright Road Ahead for Baja United Group

Although wine enthusiasts have come to understand the tremendous promise of Valle de Guadalupe, distribution networks have been slow to catch on. **As things currently stand, many of the region's wineries only operate on 'hand-shake' agreements with a few distributors who have limited reach. Baja United Group will change all of that.**

As an importer, **we specialize not just in mass importation, but also in brand building and distribution.** As such, we can do more than merely get the region's products onto store shelves in the United States. **We can help Valle de Guadalupe's unique wineries and craft breweries to find excited and interested audiences** outside of the region and eventually around the world.

To start, we will be focusing primarily on building an e-commerce outlet for Valle de Guadalupe's wines and beers. We believe starting out in this manner is wise, as it will allow us to constantly adapt the ever-changing inventories and varietals that the region offers.

Simultaneously, **we will also be attacking the top 20% on- and off-premise accounts in Southern California**. With established relationships already, this will allow us to get Baja United Group's products in front of influencers who can really help to build our brands' exposure.

The various wineries with which we work have stories that are as incredible as the varietals they produce and the passion that went into producing them. **Our branding strategy is to call attention to the incredible stories of these diverse wineries**, while also giving customers



incredible stories of these diverse wineries, while also giving customers a direct experience through tours and other experiences in Valle de Guadalupe.



In the Press



LA Times

SHOW MORE

Meet Our Team







Jim Riley

Co-Founder, President, & Director since February 2017

As former Chief Executive Officer for Intersect Beverage, Jim Riley led all distillery operations, dis-tribution partnerships, public relations, sponsorships and marketing programs from April 2009 unitil Jan 2017. Jim provides executive leadership and strategic counsel to clients and partners in various capaci-ties, complemented by over 20 years of branding, communications, crisis management, public relations, marketing and investor relations both the private and public sector. Prior to Intersect Beverage, Jim spent nearly eight years at Ketel One Vodka as Vice President of Public Relations and Events. While there he had oversight of various communications programs and worked with the individual divisions' public relations staff. He was also was a liaison to supporting agencies and sales divisions and interfaced with regional managers and directors. Working closely with internal operating units; Jim developed a communications agenda that supported the business strategies of the company's sales and marketing divisions. He also worked closely with the industry's trade associations while serving as company spokesperson for shows and events. He also instituted model philanthropy programs and continues to inspire oth-ers with his charitable efforts.



Eric Morley

Co-Founder, CFO, CMO, & Director, since May 2017

Eric Morley leads the company in bringing his vision of unique and fresh perspectives in multichannel communications and advertising. After 20 years in the industry, as CEO since 1998, his passion, expertise and continued focus speak very highly in supporting his client's business sales growth. Eric's consultative approach to messaging communications results in brand achievement; with the right tools they can tell a story and resonate with customer. The Blue C team is comprised of a select group –Eric believes in order to accomplish the expertise in this industry it is necessary to count on experienced people; account supervisors, project managers and creators who have successfully assisted brands across numerous industries to convey their messaging in culturally relevant ways. The dedication among this group is with Morley's direction in building and refreshing brands by connecting them with target buyers through objective initiatives, decisive strategy and effective creative solutions. Eric has worked with the best -well-recognized company leaders such as Seagram America, Monster Energy, AzuniaTequila, Absolute Vodka, Captain Morgan Spiced Rum and Patron Tequila. Consulting on brand development, positioning and activation for other giant brand leaders include Toyota, MINI, Hyundai, Irvine Company, Segway, Kawasaki and Honda. Eric is highly experienced with on-premise, off-premise and on-site promotional strategies as well as distribution strategy growth and communications In addition to Blue C Advertising, he is dedicated to building the "Blue C Cares" program that focuses on three pillars: Caring for the Community, Those in Need, and Caring for the Next Generation Through Mentorship. Key examples of giving back and near and dear to him, is the "Wahoo's Baja Support Run", now in it's seventh year, which helps support orphanages with food and supplies in Baja, Mexico and "Club Dust", which builds homes in the Tecate boarder region. With an eye towards our next generation -Eric is also an adjunct professor at Concordia University in

Jeff Bentley

Co-Founder & Executive Creative Director, since May 2017

As Creative Director and Co-Founder of Blue C Advertising since 1997, Bentley thrives on building brands and getting them going. He's worked for over 20 years as a creative and business leader in many business sectors, developing impactful campaigns designed to exceed each client's business objectives. In his own words about creative, "For me, it's about being authentic and having the desire to be bold and challenge the status quo." His passion for craftsmanship has been featured in numerous broadcast and print mediums showcasing his strengths in brand development and storytelling. Bentley not only designs effective marketing campaigns, but he also helps brands establish a soul while staying culturally relative along the way.

also an adjunct professor at Concordia University in their Masters program and actively lectures at colleges on the topic of marketing and brand development strategies.

Offering Summary

Maximum 61,593* shares of common stock ($307,965)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of common stock ($10,000)

Company	Baja United Group
Corporate Address	3183 Airway - C, Costa Mesa Ca 92626
Description of Business	Importer of Beer and Wine
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$100.00

Perks*

$500 investment will receive 5% off the retail price of up to $2,000 in future ***wine*** orders.

$1000 investment will receive 10% off the retail price of up to $2,000 in future ***wine*** orders.

$5000 investment will receive 20% off the retail price of up to $2,000 in future **wine** orders.

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Baja United Group will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payback.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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VIDEO TRANSCRIPT (Exhibit D)

"The purpose of life, is a life with purpose" Robert Bryne

Baja United Group

We are United

United With a Purpose

United for the Experience

United by the Craftsmanship

United for Travel

United for Taste

United for Baja

Live Purposeful

Baja United Group

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.